[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Sienna Biopharmaceuticals, Inc. with respect to portions of this letter.	140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

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VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83

Attention:	Suzanne Hayes, Assistant Director
Mary Beth Breslin, Legal Branch Chief
Johnny Gharib, Senior Counsel
Sharon Blume, Accounting Branch Chief
Christine Torney, Senior Staff Accountant

Re:	Sienna Biopharmaceuticals, Inc.
Stock-Based Compensation
Registration Statement on Form S-1 (File No. 333-219142)

Ladies and Gentleman:

On behalf of Sienna Biopharmaceuticals, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on July 3, 2017.

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SIENNA BIOPHARMACEUTICALS, INC.

SIEN-1001

July 11, 2017

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Stock-Based Compensation” (the “MD&A”) and appears on pages 80 through 83 of the Registration Statement.

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board of Directors”) and reflecting the input from the lead underwriters for its initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any stock split that the Company might affect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company is currently anticipating implementing an approximate [***]-to-1 reverse stock split, which would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share. The Company currently anticipates that the post-split price range will be narrowed to a $[***] range prior to distribution of the preliminary prospectus in connection with the Company’s road show. For consistency with the Registration Statement, all data in this letter is reflected on a pre-split basis, unless otherwise expressly noted.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

As described in greater detail in the MD&A, prior to December 6, 2016, the Company utilized the Black-Scholes option pricing method (“OPM”), which is an accepted valuation method under the AICPA Practice Guide, for determining the fair value of its common stock. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences, participation rights and strike prices of derivatives. The OPM was utilized because the Company could not, prior to December 6, 2016 reasonably estimate the form and timing of potential liquidity events. At each grant date, the

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Sienna Biopharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SIENNA BIOPHARMACEUTICALS, INC.

SIEN-1002

July 11, 2017

Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the fair value of its common stock.

Subsequent to December 6, 2016, the Company has applied the probability-weighted expected return method (“PWERM”) for determining the fair value of its common stock. The Company elected to utilize the PWERM as estimates regarding potential outcomes were considered reasonable. At each grant date, the Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date. Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability.

DISCUSSION OF MOST RECENT FAIR VALUE DETERMINATION

On June 14, 2017, the Company determined the fair value of its common stock to be $[***] per share (the “Estimated Fair Value Per Share”). This determination was based in part on a third-party valuation conducted as of June 6, 2017 (the “June 6 Valuation”) utilizing the PWERM. For purposes of the Estimated Fair Value Per Share, the Company anticipated a [***]% probability of an IPO event to occur in [***] and a [***]% probability of an IPO event to occur in [***]. However, the likelihood of the Company consummating an IPO in the near-term was not certain, and due to market uncertainty and various strategic business factors, the Company also considered alternative scenarios for the Company. Ultimately, the Company determined the Estimated Fair Value Per Share assuming three potential future events:

(i)	an IPO in [***] (the “Early IPO”);

(ii)	an IPO in [***] (the “Late IPO”); and

(iii)	the Company continuing to remain privately held (“Stay Private”).

The Board of Directors, in consultation with management, weighted the aggregate probability of an IPO at [***]% and Stay Private scenario at [***]%. The Board of Directors also determined that it was more likely that an IPO would occur in [***] as compared to potential alternative IPO timing scenarios occurring in [***]. The Company believes that the potential future events used in the June 6 Valuation and the probability weighting of each future event was appropriate at the time, in light of the Company’s stage of development, operating results, its prospects for an IPO in the near term, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions. The timing of these future liquidity event scenarios was determined based primarily on input from the Board of Directors and management.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Sienna Biopharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SIENNA BIOPHARMACEUTICALS, INC.

SIEN-1003

July 11, 2017

Discussion of Estimated Fair Value Per Share Results

As noted above, the PWERM allocates the projected equity value to each share class at each potential future event date, taking into consideration the rights and preferences of each class of equity and the anticipated timing of each event, and then discounts the results to present value using an appropriate risk adjusted discount rate. A discount for lack of marketability is then applied, as the Company is a closely held, non-public company with no ready market for its shares, to arrive at an estimated fair value per share for each event. Finally, the estimated fair values per share are probability weighted to arrive at a probability-weighted fair value per share.

To derive its equity value in the Early IPO and Late IPO scenarios, the Company relied upon an analysis of similarly situated comparable companies at the time of their IPOs. For the Stay Private scenario, the Company estimated an equity value by applying the precedent transaction method (the “Backsolve Method”) to the Company’s Series B Preferred Stock financing in April 2017. As disclosed in the Registration Statement, the Backsolve Method is a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s-length transaction. After estimating the Company’s total equity value based on the sale price of the Company’s Series B Preferred Stock, that value was allocated to the various classes of the Company’s equity using the OPM.

The selection of the discount for lack of marketability was based on the Protective Put Method, a method of estimating a discount for lack of marketability using the OPM as outlined in the AICPA Practice Guide. This method considers the duration of any restrictions or period of anticipated illiquidity in each of the IPO scenarios and Stay Private scenario. As the Company approaches a liquidity event that would result in a ready and liquid market for its stock, the discount for lack of marketability decreases.

The following table sets forth the results of the PWERM analysis used to determine the Estimated Fair Value Per Share:

	Early IPO			Late IPO			Stay Private
Value of Equity (in millions)	$	[***]		$	[***]		$	[***]
Time to Event (in years)		[***]			[***]			[***]
Common Stock Value Per Share[1]	$	[***]		$	[***]		$	[***]
Discount for Lack of Marketability		[***]	%		[***]	%		[***]	%
Estimated Fair Value Per Share	$	[***]		$	[***]		$	[***]
Probability Weighting		[***]	%		[***]	%		[***]	%
Probability-Weighted Fair Value Per Share				$	[***]

1	After discounting to present value

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Sienna Biopharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SIENNA BIOPHARMACEUTICALS, INC.

SIEN-1004

July 11, 2017

Prior to the June 6 Valuation, the Company utilized a similar methodology with respect to a valuation of its common stock as of December 6, 2016 (the “December 6 Valuation”). However, as disclosed in the Registration Statement, the December 6 Valuation included only two future liquidity events: (i) an IPO in [***], which was assigned a probability of [***]%, and (ii) a later exit liquidity event, which was assigned a probability of [***]%. As of June 6, 2017, the Company had confidentially submitted a draft Registration Statement to the Commission and anticipated a relatively substantial probability of an IPO to occur in [***] or [***]. Accordingly, the Early IPO scenario was added to the June 6 Valuation, and the aggregate probability of the IPO scenarios was increased to [***]%.

PRELIMINARY ASSUMED IPO PRICE

As noted above, the anticipated Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The foregoing prices per share do not reflect any stock split that the Company might effect prior to the Company’s IPO.

The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of product development and/or with product candidates to treat a similar indication, (b) a comparison of comparable company valuations at the time of their respective IPOs; and (c) a comparison of the valuation increases for comparable companies at the time of their respective IPOs. The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-End		Mid-Point		High-End
Pre-Offering Equity Value	$	[***]	$	[***]	$	[***]
Pre-Offering Equity Value Per Share	$	[***]	$	[***]	$	[***]

COMPARISON OF IPO PRICE RANGE AND ESTIMATED EQUITY FAIR VALUE PER SHARE

The primary factor that accounts for the increase in the Preliminary IPO Price Range over the Estimated Fair Value Per Share is the difference in valuation methodology. In particular, because the PWERM methodology utilizes a probability-weighted approach (as outlined above), the resulting Estimated Fair Value Per Share reflects the potential for alternative liquidity events occurring at different future dates, which inherently decreases the Estimated Fair Value Per Share due to the combination of (i) liquidity events other than the IPO scenarios, (ii) the discounting to present value for each of the future business values at the liquidity event and (iii) the application of a discount for lack of marketability. Conversely, the Preliminary IPO Price

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Sienna Biopharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SIENNA BIOPHARMACEUTICALS, INC.

SIEN-1005

July 11, 2017

Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a discount for lack of marketability, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) from other potential future liquidity events nor discounted for a lack of marketability. Additionally, the Preliminary IPO Price Range assumes the conversion of all of the Company’s convertible preferred stock into common stock upon the completion of the Company’s IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation for purposes of the Preliminary IPO Price Range, compared to the Estimated Fair Value Per Share, which included the effect of preferences for our preferred stock in relation to the allocations of value in the OPM.

Notably, the projected equity value of the Company under the most relevant liquidity events, the Early IPO and Late IPO scenarios ($[***] million, bolded in the table on page 4 for emphasis), which does not include the inherent methodology reductions or discounts noted above, and the Estimated Fair Value Per Share in the Early IPO scenario ($[***], bolded in the table on page 4 for emphasis) are both consistent with the Preliminary IPO Price Range.

CONCLUSION

In light of the comparison of the projected equity values in the IPO scenarios and the Company’s equity value at the Preliminary Assumed IPO Price, the Company believes that the deemed per share fair values used as the basis for determining the reassessed stock-based compensation expense for financial reporting purposes are reasonable and appropriate.

* * *

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Sienna Biopharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SIENNA BIOPHARMACEUTICALS, INC.

SIEN-1006

July 11, 2017

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Frederick C. Beddingfield III, M.D., Ph.D., Sienna Biopharmaceuticals, Inc.

Richard Peterson, Sienna Biopharmaceuticals, Inc.

Timothy K. Andrews, Sienna Biopharmaceuticals, Inc.

Alan C. Mendelson, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Sienna Biopharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

SIENNA BIOPHARMACEUTICALS, INC.

SIEN-1007